Mail Stop 4561


      September 16, 2005




Rodney M. Tiede
Chief Executive Officer and Chairman of the Board
Broadcast International, Inc.
7050 South Union Park Center, Suite 600
Midvale, Utah  84047

Re:	Broadcast International, Inc.
      Form S-3
Filed June 10, 2005, amended June 10, 2005
      File No. 333-125710

Form 10-KSB/A for year ended December 31, 2004
Filed April 27, 2005
      File No. 0-13316

Form 10-QSB for the quarter ended March 31, 2005
      Filed May 16, 2005
      File No. 0-13316

      Form 10-QSB for the quarter ended June 30, 2005
      Filed August 12, 2005
      File No. 0-13316

Dear Mr. Tiede:

	We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.
After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form S-3

General

1. Refer to comment 4. Please revise to use your actual company name or shortened version of it rather than the term "company."
Specifically, we refer you to disclosure on page 2.

2. We note from your response that "as an OTC bulletin board company,
Broadcast International is not eligible for secondary transactions under General Instructions I.B.3 of Form S-3, but is eligible for a primary offering under General Instructions I.B.4 of Form S-3." Please tell us how you have met the requirements under Instruction 4(b) and (c).

3. We note that you are registering the offering of shares underlying convertible notes, a convertible line of credit and warrants and that these notes, line of credit and warrants were immediately convertible or exercisable at the time of issuance. Because the offering of the underlying began when the notes, line of credit and warrants became convertible or exercisable, please tell us why you do not believe that you began privately offering the underlying shares at the time you issued the convertible notes, line of credit and warrants. Please tell us why you believe that you may now register these securities publicly rather than completing the offerings privately and registering the resale of the underlying shares.

4. We note that you have issued investment rights to purchase convertible notes and warrants to the institutional funds. Since these rights could be exercised immediately upon issuance of the right, please tell us why you do not believe that you began privately offering the underlying shares at the time the rights were issued. Please tell us why you believe that you may now register these securities publicly rather than completing the offering privately and registering the resale.

5. We note that the broker-dealer affiliates may be issued A
Warrants
upon certain conditions relating to the institutional funds.
Please
explain why it is appropriate to register the common stock underlying warrants that have not yet been issued.

Cover Page

6. We note your response to comment 3; however, it does not appear that the cross-reference to your risk factor has been highlighted. Please highlight the cross-reference to your risk factors section by prominent type or in another manner. See Item 501(a)(5) of`
Regulation S-B.

Prospectus Summary, page 2

7. We note the statement in the introductory paragraph that the summary description does not include all the information that investors should consider. Please note that a summary by its nature is not complete, but should highlight all the material provisions. Please revise appropriately and clarify that your summary includes all the material information.

8. Please revise to quantify the amount of securities you are registering for each conversion. In this regard, we note that you are registering a total of 8,817,466 shares of common stock.

Our Business, page 2

9. We note your response to comment 9. Please revise to indicate when you expect to commence sales of the CodecSys products or license its technology. Further, revise your Business section to describe the "other revenue opportunities" you mention in the second paragraph under this heading.

Our Company, page 2

10. Please revise the penultimate paragraph on page 2 to indicate that your auditors have raised "substantial doubt" about your ability to continue as a going concern.

Stock Options, page 3

11. Please revise to quantify the consideration received in connection with each issuance.

Senior Secured Convertible Notes and Warrants, page 3

12. We note your response to comment 13. Please revise to disclose the use of the proceeds from the convertible notes.

Risk factor, page 5

13. Please avoid using generic conclusions such as "adversely affect"
and "adverse effect" when describing the risks` effects.   Replace
this, and similar language, with specific disclosure of how you, your business, financial condition and results of operations would be affected by the facts you describe.


We may need additional capital in the future..., page 5

14. We note your response to comment 21; however, we are unable to locate the requested disclosure. Please advise or revise to quantify the additional funds needed to continue your planned operations.

Plan of Distribution, page 10

15. Please identify the finder you describe in the second paragraph on page 11. Disclose the nature of any material relationship between the finder and Broadcast International. See Item 508(g) of
Regulation S-B.

Description of Our Capital Stock, page 11

16. We note your response to comment 30; however, we are unable to locate all of the requested disclosure. Please revise this section to provide a detailed discussion of the payment amounts and payment dates for interest.

Where You Can Find More Information, page 12

17. Please revise to include the telephone number of the public reference desk and the address of the SEC website as required by Item
12(c) to Form S-3.

Part II

Item 16. Exhibits

18. We note your response to comment 33. Please note that we will need to review executed copies of each of the four convertible note agreements and the convertible line of credit prior to declaring your registration effective. Also, please file a copy of the stock purchase and option grant agreement and stock issuance and option grant agreement.

Form 10-KSB

Financial Statements

Revenue Recognition, page F-10

19. We have read and considered your response to comment 39. Please advise us if you plan to expand your disclosures in future filings to provide a more comprehensive revenue recognition policy over the sale of equipment, license fees, and installation and service revenue.


Note 6 - Long Term Obligations, page F-14

Convertible Line of Credit Promissory Note, page F-14

20. We have read and considered your response to comment 44. We note that you expect the accrued interest will be forgiven upon conversion pursuant to the terms of the line of credit. However, until the actual conversion and associated forgiveness has actually occurred, this does not appear to meet the criteria under paragraph 16 of SFAS
140 to qualify as an extinguishment of your obligation for this liability. Further given the credit line has a due date, we do not understand your basis for expensing the beneficial conversion feature immediately under paragraph 19 of EITF 00-27. Please advise us further on these issues and what the impact would have been to your financial statements.

Form 10-QSB for the period ended June 30, 2005

Item 1 - Financial Statements

Consolidated Condensed Statements of Operations, page 4

21. Reference is made to your revised presentation to include interest and other income within revenues. As these amounts do not appear to be a result of your ongoing central operations, please advise us your basis in GAAP for including these amounts within revenue.

Note F- Long-Term Notes Payable, page 8

22. We note that the company issued a $3M principal amount of 6% Senior Secured Convertible three-year notes and related securities, including common stock warrants and additional investment rights. In connection with this convertible note, the company valued the warrants at $1.2M and recognized it as a debt discount. Tell us how you considered EITF 00-27 as it relates to the allocation among the convertible instrument and the other detachable instruments based on their relative fair values.

23. Please provide a detailed analysis of how you evaluated the embedded conversion option of the 6% Senior Secured Convertible
Notes, related warrants and additional investment rights under EITF
00-19.

*****


      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

	You may contact Yolanda Crittendon, Accountant, at (202) 551-3472 or Cicely Luckey, Accounting Branch Chief, at (202) 551-3413 if you have questions regarding comments on the financial statements and related matters. Please contact Jeffrey Shady, Attorney-Advisor, at
(202) 551-3471 or me at (202) 551-3780 with any other questions.



Sincerely,



Elaine Wolff
Branch Chief

cc:	David G. Angerbauer, Esq (via facsimile)
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Mr. Rodney M. Tiede
Broadcast International, Inc.
September 16, 2005
Page 6